Pricing Term Sheet dated June 16, 2009	Filed pursuant to Rule 433 Registration File No. 333-144496 Supplementing the Preliminary Prospectus Supplements dated June 15, 2009 and the Prospectus dated October 5, 2007
McMoRan Exploration Co.
Concurrent Offerings of
14,500,000 shares of common stock, par value $0.01 per share
(the “Common Stock Offering”)
and
75,000 shares of 8.0% convertible perpetual preferred stock
(the “Preferred Stock Offering”)
This free writing prospectus relates only to the concurrent offerings of shares of common stock and 8.00% convertible perpetual preferred stock and should be read together with (1) the preliminary prospectus supplement, dated June 15, 2009, relating to the Common Stock Offering, including the documents incorporated therein by reference, (2) the preliminary prospectus supplement, dated June 15, 2009, relating to the Preferred Stock Offering, including the documents incorporated therein by reference, and (3) the related base prospectus, dated October 5, 2007, each filed pursuant to Rule 424(b) under the Securities Act, Registration Statement No. 333-144496.

Issuer:	McMoRan Exploration Co., a Delaware corporation

Common stock symbol:	MMR
Common Stock Offering

Title of Securities:	Common stock, par value $0.01 per share, of the Issuer

Shares Issued:	14,500,000 (16,675,000 if the over-allotment option is exercised in full)

Outstanding Common Shares after Offering:	84,975,267 (87,150,267 if the over-allotment option is exercised in full)

Net Proceeds to Issuer after Underwriting Discount (before expenses):	Approximately $79 million (approximately $91 million if the over-allotment option is exercised in full)

Last Sale Price of Issuer’s Common Stock on the New York Stock Exchange:	$5.79

Public Offering Price per Share:	$5.75

Underwriting Discount per Share:	$0.2731

Aggregate Underwriting Discount:	$4.0 million

Selling Concession per Share:	$0.1640

Pricing Date:	June 16, 2009

Trade Date:	June 16, 2009

Settlement Date:	June 22, 2009

Book-Running Manager:	J.P. Morgan Securities Inc.

Co-Managers:	Dahlman Rose & Company, LLC

BNP Paribas Securities Corp

Capital One SouthCoast, Inc.

Howard Weil Incorporated

TD Securities (USA) LLC

ING Financial Markets LLC

Piper Jaffray & Co.

Use of Proceeds:	The Issuer intends to use the net proceeds from this offering and the Preferred Stock Offering (including any proceeds resulting from any exercise by the underwriters of their over-allotment option for either offering) for general corporate purposes, including capital expenditures.
Preferred Stock Offering

Title of Securities:	8.00% convertible perpetual preferred stock (the “Preferred Stock”).

Shares Issued:	75,000 (86,250 if the over-allotment option is exercised in full).

Offering Size	$75,000,000 ($86,250,000 if the over-allotment option is exercised in full).

Dividend Rate	8.00%.

Record Dates:	Each February 1, May 1, August 1 and November 1 beginning on August 1, 2009.

Dividend Payment Dates:	Each February 15, May 15, August 15 and November 15, beginning on August 15, 2009.

Liquidation Preference:	$1,000.00

Public Offering Price	$1,000.00

Price Per Share to the Underwriters:	$967.50

Net Proceeds to Issuer after Underwriting Discount (before expenses):	Approximately $73 million (approximately $83 million if the over-allotment option is exercised in full)

First Dividend:	$11.78 per share, scheduled to be paid on August 15, 2009.

Dividend Amount:	$80.00 per share per year

Conversion Price:	Approximately $6.84

Conversion Rate:	146.1454 shares of Issuer’s common stock per $1,000 liquidation preference of Preferred Stock, subject to adjustment.

Conversion Premium:	19.0%

CUSIP:	582411 609

Pricing Date:	June 16, 2009

Trade Date:	June 16, 2009

Settlement Date:	June 22, 2009

Book-Running Manager:	J.P. Morgan Securities Inc.

Co-Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated

Dahlman Rose & Company, LLC

Use of Proceeds:	The Issuer intends to use the net proceeds from this offering and the Common Stock Offering (including any proceeds resulting from any exercise by the underwriters of their over-allotment option for either offering) for general corporate purposes, including capital expenditures.

Optional Redemption by Issuer:	On or after June 15, 2014, the Issuer may redeem some or all of the Preferred Stock at a redemption price equal to 100% of the liquidation preference, plus accumulated but unpaid dividends to the redemption date, but only if the closing sale price of our common stock for 20 trading days within a period of 30 consecutive trading days ending on the trading day before the date we give the redemption notice exceeds 130% of the conversion price of the Preferred Stock, subject to adjustment. The Issuer may also redeem the Preferred Stock at any time after June 15, 2014 if the total number of shares of the Preferred Stock outstanding on any quarterly dividend payment date is less than 15% of the total number of shares of the Preferred Stock outstanding immediately following the Preferred Stock Offering after giving effect to the exercise of the Underwriters’ over-allotment option, if any.

Adjustment to Conversion Rate Upon Certain Fundamental Changes:	The number of additional shares to be added to the conversion rate with respect to conversions during the fundamental change period will be determined by reference to the table below and is based on the effective date of the relevant fundamental change and the "stock price" in respect of such fundamental change.

	Stock price
Effective Date	$5.75	$8.00	$10.00	$12.00	$14.00	$16.00	$18.00	$20.00	$22.00	$24.00	$26.00	$28.00	$30.00	$32.00
June 22, 2009	27.7676	19.9580	15.9664	13.3053	11.4046	9.9790	8.8702	7.9832	7.2574	6.6527	6.1409	5.7023	5.3221	4.9895
June 15, 2010	27.7676	19.9580	15.9664	13.3053	11.4046	9.9790	8.8702	7.9832	7.2574	6.6527	6.1409	5.7023	5.3221	4.9895
June 15, 2011	27.7676	18.2770	14.2340	11.7298	10.0061	8.7368	7.7586	6.9796	6.3436	5.8143	5.3668	4.9832	4.6510	4.3602
June 15, 2012	27.7676	13.4514	9.9233	7.9967	6.7645	5.8885	5.2237	4.6975	4.2690	3.9126	3.6114	3.3534	3.1298	2.9342
June 15, 2013	27.7676	7.9810	4.4364	3.1299	2.5393	2.1885	1.9377	1.7422	1.5834	1.4513	1.3397	1.2440	1.1611	1.0885
June 15, 2014	27.7676	4.1617	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
June 15, 2015	27.7676	4.1617	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
June 15, 2016	27.7676	4.1617	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
June 15, 2017	27.7676	4.1617	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
June 15, 2018	27.7676	4.1617	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
June 15, 2019	27.7676	4.1617	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
     The exact stock prices and effective dates may not be set forth in the table above, in which case:
•	if the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, based on a 365-day year, as applicable;

•	if the stock price is greater than $32.00 per share (subject to adjustment), no additional shares will be issued upon conversion; and

•	if the stock price is less than $5.75 per share (subject to adjustment), no additional shares will be issued upon conversion.
Notwithstanding the foregoing, in no event will the total number of shares of our common stock issuable upon conversion of the shares of preferred stock exceed 173.9130 per share of preferred stock, subject to adjustments in the same manner as the applicable conversion rate as set forth in the prospectus supplement relating to the Preferred Stock Offering under “Description of the preferred stock—Adjustments to conversion rate.”
If any information contained in this Pricing Term Sheet is inconsistent with information contained in the prospectus, preliminary prospectus supplement relating to the Common Stock Offering or preliminary prospectus supplement relating to the Preferred Stock Offering, the terms of this Pricing Term Sheet shall govern.
The Issuer has filed a registration statement (including a prospectus and the related preliminary prospectus supplements) with the SEC for the offerings to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement, the related preliminary prospectus supplements and other documents the Issuer has filed with the SEC for more complete information about the Issuer and these offerings. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies may be obtained from J.P. Morgan, National Statement Processing, Prospectus Library, 4 Chase Metrotech Center, CS Level, Brooklyn, New York 11245 or by telephone at 1-800-576-3529.
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